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                           April 10, 2023

       Kenneth Dichter
       Chief Executive Officer
       Wheels Up Experience Inc.
       601 West 26th Street, Suite 900
       New York, New York 10001

                                                        Re: Wheels Up
Experience Inc.
                                                            Form 8-K/A filed
March 31, 2023
                                                            File No. 001-39541

       Dear Kenneth Dichter:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K/A filed March 31, 2023

       Exhibit 99.1, page 7

   1. We note your reconciliations of non-GAAP Financial Measures at pages 7, 8 and 9 of
                                                        Exhibits 99.1 and 99.2
to your amended Form 8-K. Please note that the presentation of a full non-GAAP income
statement may place undue prominence to the non-GAAP
                                                        information and may
give the impression that the non-GAAP income statement represents a comprehensive basis
of accounting. Please confirm to us that you will not present non-
                                                        GAAP consolidated
income statements in future filings. Please refer to Question 102.10 of the Non-GAAP
Financial Measures Codification and Disclosure Interpretations.
 Kenneth Dichter
Wheels Up Experience Inc.
April 10, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have any questions.



FirstName LastNameKenneth Dichter                         Sincerely,
Comapany NameWheels Up Experience Inc.
                                                          Division of
Corporation Finance
April 10, 2023 Page 2                                     Office of Energy &
Transportation
FirstName LastName